EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

1.	Smith Micro Software d.o.o. Belgrade, a Serbia limited liability company
2.	Core Mobility, Inc., a Delaware corporation
3.	Smith Micro Software, Unipessoal Lda, a Portuguese corporation
4.	Smith Micro Software CZ s.r.o., a Czech Republic limited liability company
5.	Smith Micro Software SK s.r.o., a Slovakia limited liability company
6.	Smith Micro Software, LLC, a Delaware limited liability company